Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY THIRD QUARTER 2020 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $81.4 million for the three months ended September 30, 2020, compared to $75.6 million for the three months ended September 30, 2019.

•

Net income was $1.5 million or an earnings per share of $0.03 for the three months ended September 30, 2020 compared to a net loss of $2.9 million or a loss per share of $0.05 for the three months ended September 30, 2019.

•

Adjusted EBITDA(1) was $31.9 million for the for the three months ended September 30, 2020, comprising $27.5 million from the operations of the vessels and $4.4 million from our 50/50 joint venture (the “Export Terminal Joint Venture”) relating to the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”). This compared to $29.5 million for the three months ended September 30, 2019.

•	Fleet utilization decreased to 78.8% for the three months ended September 30, 2020 compared to 84.6% for the three months ended September 30, 2019.

•	On August 4, 2020, we amended our Terminal Facility to provide for a total availability of $69.0 million and to enable the immediate drawdown of $34.0 million for general corporate purposes.

•	On September 10, 2020, issued new senior unsecured $100 million 5-year bonds at a fixed coupon of 8.00% per annum to refinance the 2017 Bonds that were scheduled to mature in February 2021.

•

On September 17, 2020, entered into a new $210 million revolving credit facility to refinance one of its secured credit facilities which enabled the Company to borrow an additional approximate $30 million for general corporate purposes.

•

Following the execution of the above facilities, our cash and undrawn amounts available from our loan facilities has increased significantly during the quarter, to approximately $120.0 million at September 30, 2020, with no further loan maturities until April 2022.

•	We have achieved a record of 714 days without a Lost-Time-Incident (LTI) across our in-house technical managed fleet of 17 vessels.

The Company’s financial information for the quarter ended September 30, 2020 included in this press release is preliminary and is subject to change in connection with the completion of the Company’s quarter-end close procedures and further financial review. Actual results may differ from these estimates as a result of the completion of the Company’s quarter-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended September 30, 2020 is finalized.

Ethylene Marine Export Terminal

The ethylene Marine Export Terminal continues to be operational although throughput has been affected by hurricane Laura, which disrupted power supply to nearby ethylene crackers, reducing the availability of ethylene to export. The 30,000 ton storage tank, which will increase the terminal’s throughput capacity, is currently being commissioned and is on schedule to be operational in December. Thereafter the committed offtake agreements, which have minimum terms of five years, are expected to result in approximately 940,000 tons of annual throughput.

The Company contributed $7.5 million to the Export Terminal Joint Venture during the third quarter of 2020 with a draw down on the Company’s Terminal Facility. In addition, since September 30, 2020 the Company has contributed a further $2.0 million to the Export Terminal Joint Venture, also drawn from the Terminal Facility. To date the Company has contributed $142.5 million of our expected share of the approximate $146.5 million towards the capital cost of the Marine Export Terminal.

Trends

Notwithstanding the disruptions to the global economy due to the COVID19 pandemic, the commercial environment coming into the third quarter of 2020 was relatively stable. With the Asian markets emerging from governmental lockdowns sooner than those in the West and less susceptible to further pandemic waves, arbitrage opportunities opened and remained into the summer months. The initial demand for ethylene exports from our Marine Export Terminal continued apace into July and the first half of August, including a world record for the largest ethylene cargo ever loaded – 20,000mt on Navigator Eclipse (37,500cbm / MEGC), that was delivered to China.

However, in mid-August, with predictions of hurricane Laura making landfall in Louisiana, ethylene producers initiated precautionary procedures by shutting down various crackers. Hurricane Laura’s impact was considerable and long-standing in the Lake Charles area of Louisiana where approximately one quarter of U.S. ethylene production is located. Although minimal physical damage resulted from the hurricane, the local power grid was severely impacted and multiple producers had to wait for the local utility companies to re-establish electricity supply before re-starting their ethylene crackers. This reduction in U.S. domestic ethylene production lead to U.S. ethylene prices rising sharply due to reduced supply, much of which was consumed domestically with only limited volumes available for exports. Expected increased ethylene export volumes for September and October following the severe hurricane season and the impact on the Lake Charles area by hurricane Laura did not materialize, reducing throughput at the terminal as well as our expected earnings days for the ethylene fleet. Our utilization for the spot fleet reduced in September and October as a direct consequence. The ethylene vessels that were ballasting into the U.S. Gulf during this period were forced to compete with semi-refrigerated and fully-refrigerated non-ethylene petrochemical cargoes and LPG, where available.

Electricity is now restored in the Lake Charles area and the ethylene crackers have re-commenced production. U.S. domestic ethylene prices are softening and the market dynamics are returning to what we experienced during the summer months; low U.S. ethylene price creating arbitrage with the rest of the world, thus providing employment for the ethylene fleet. We expect our utilization level to rise as a result of the widening of the ethylene arbitrage for November and December.

As well as lifting the world record ethylene cargo on Navigator Eclipse, our midsize ethylene/ethane carriers had a positive quarter in the ethane market. We extended an existing time charter to a large European chemical player for a further year and concluded a new three year time charter with a large Chinese chemical producer.

Very Large Gas Carriers had a solid quarter, regaining much of the losses of the previous three months, The Baltic spot index rose by 85% during the third quarter of 2020, but in contrast the handy-size vessel twelve month charter assessment declined slightly from $620,000 pcm to $605,000 pcm reemphasizing a stable profile due to the vessels’ flexibility in trading in LPG, petrochemicals and ammonia markets.

COVID-19

The impact of COVID-19 continues to affect global economic conditions that effect our business, financial condition and the results of our operations. The ultimate longevity of the COVID-19 pandemic is uncertain and its future effects depend on the spread of the outbreak and the reactions of various national governments to the virus. Therefore, an estimate of the likely impact cannot be made with certainty at this time.

Crew changes remain a challenge, similar to most shipowners, although an increasing number of crew changes have successfully occurred during the quarter, with 49 crew members now with overdue leave of an average of 34 days. Drydocking vessels too has been difficult with some yards closing on short notice. However, drydockings have occurred at various dockyards around the world and the Company has completed five drydocks during the third quarter, with a further three being scheduled for later in 2020.

Results of Operations for the Three Months Ended September 30, 2019 Compared to the Three Months Ended September 30, 2020

The following table compares our operating results for the three months ended September 30, 2019 and 2020:

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenue	$75,624	$75,613	0.0%
Operating revenue – Luna Pool collaborative arrangements	—	5,738	—

Total operating revenue	$75,624	$81,351	7.6%
Expenses:
Brokerage commissions	1,217	1,220	0.2%
Voyage expenses	13,387	14,584	8.9%
Voyage expenses – Luna Pool collaborative arrangements	—	4,525	—
Vessel operating expenses	26,820	27,221	1.5%
Depreciation and amortization	19,009	19,180	0.9%
General and administrative costs	4,631	6,525	40.9%
Other Income	—	(212)	—

Total operating expenses	$65,064	$73,043	12.3%

Operating income	$10,560	$8,308	(21.3%)
Foreign currency exchange gain/(loss) on senior secured bonds	4,171	(1,612)	—
Unrealized (loss)/gain on non-designated derivative instruments	(5,197)	2,137	—
Interest expense	(12,406)	(9,820)	(20.8%)
Write off of deferred financing costs	—	(155)	—
Interest income	197	52	(73.6%)

Loss before taxes and share of result of equity accounted joint venture	$(2,675)	$(1,090)	(59.3%)
Income taxes	(131)	(120)	(8.4%)
Share of result of equity accounted joint ventures	(107)	3,147	—

Net (loss) / income	$(2,913)	$1,937	—
Net income attributable to non-controlling interest	—	(446)	—

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(2,913)	$1,491	—

Operating Revenue. Operating revenue was $75.6 million for the three months ended September 30, 2020, principally the same as for the three months ended September 30, 2019. However, there were compensating differences as follows:

•

a decrease in operating revenue of approximately $4.5 million attributable to decrease in fleet utilization which fell to 78.8% for the three months ended September 30, 2020 from 84.6% for the three months ended September 30, 2019;

•

a decrease in operating revenue of approximately $0.9 million attributable to a decrease in vessel available days of 48 days or 1.4% for the three months ended September 30, 2020 compared to the three months to September 30, 2019, primarily due to an increase in the number of dry dockings undertaken during the three months ended September 30, 2020, compared to the three months ended September 30, 2019;

•

an increase in operating revenue of approximately $4.1 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $696,166 per vessel per calendar month ($22,892 per day) for the three months ended September 30, 2020, compared to an average of approximately $652,314 per vessel per calendar month ($21,446 per day) for the three months ended September 30, 2019; and

•

an increase in operating revenue of approximately $1.2 million primarily attributable to an increase in pass through voyage costs, including additional canal transits for the three months ended September 30, 2020 compared to the three months ended September 30, 2019

The following table presents selected operating data for the three months ended September 30, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenue.

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,496	3,496
Available days	3,432	3,384
Operating days	2,902	2,666
Fleet utilization	84.6%	78.8%
Average daily time charter equivalent rate (*)	$21,446	$22,892

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenue, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenue, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue (excluding collaborative arrangements)	$75,624	$75,613
Voyage expenses (excluding collaborative arrangements)	13,387	14,584

Operating revenue less Voyage expenses	62,237	61,029

Operating days	2,902	2,666
Average daily time charter equivalent rate	$21,446	$22,892

Operating Revenue – Luna Pool collaborative arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenue – Luna Pool collaborative arrangements was $5.7 million for the three months ended September 30, 2020, which represents our share of pool net revenue generated by the other participant’s vessels in the pool. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Operating Revenue – Luna Pool collaborative arrangements for the three months ended September 30, 2019.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, was $1.2 million for the three months ended September 30, 2020, the same as for the three months ended September 30, 2019.

Voyage Expenses. Voyage expenses increased by $1.2 million or 8.9% to $14.6 million for the three months ended September 30, 2020, from $13.4 million for the three months ended September 30, 2019. Panama Canal transit costs have increased in the three months ended September 30, 2020 as a result of increased trade from the U.S. Gulf to the Far East through the Panama Canal. However bunker costs have reduced as a result of a decrease in bunker prices, although more bunkers have been consumed as the number of voyage charter days increased by approximately 18.2% during the three months ended September 30, 2020, as compared to the three months ended September 30, 2019.

Voyage Expenses – Luna Pool collaborative arrangements. Voyage expenses – Luna Pool collaborative arrangements were $4.5 million for the three months ended September 30, 2020, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting operating revenue – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $1.2 million to our vessels in the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there were no Voyage Expenses – Luna Pool collaborative arrangements for the three months ended September 30, 2019.

Vessel Operating Expenses. Vessel operating expenses increased by 1.5% to $27.2 million for the three months ended September 30, 2020, from $26.8 million for the three months ended September 30, 2019. Average daily vessel operating expenses increased by $115 per vessel per day, or 1.5%, to $7,786 per vessel per day for the three months ended September 30, 2020, compared to $7,672 per vessel per day for the three months ended September 30, 2019.

Depreciation and Amortization. Depreciation and amortization increased by 0.9% to $19.2 million for the three months ended September 30, 2020, from $19.0 million for the three months ended September 30, 2019. Depreciation and amortization included amortization of capitalized drydocking costs of $1.7 million and $1.9 million for the three months ended September 30, 2020 and 2019 respectively.

General and Administrative Costs. General and administrative costs increased by $1.9 million or 40.9% to $6.5 million for the three months ended September 30, 2020, from $4.6 million for the three months ended September 30, 2019. The increase in general and administrative costs includes a loss of $0.5 million on the revaluation of an Indonesian Rupiah bank account for the three months ended September 30, 2020, relative to the three months ended September 30, 2019, additional audit and internal control related costs of $0.3 million and additional terminal insurance of $0.2 million.

Other Income. Other income was $0.2 million for the three months ended September 30, 2020 and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the three months ended September 30, 2019.

Non-operating Results

Foreign Currency Exchange Gain/Loss on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of September 30, 2020. The foreign currency exchange loss of $1.6 million for the three months ended September 30, 2020 was as a result of the Norwegian Kroner strengthening against the U.S. Dollar, being NOK 9.4 to USD 1.0 as of September 30, 2020 compared to NOK 9.7 to USD 1.0 as of June 30, 2020.

Unrealized Gain/Loss on Non-designated Derivative Instruments. The unrealized gains on non-designated derivative instruments of $2.1 million for the three months ended September 30, 2020 relates to the fair value movement in our cross-currency interest rate swap and is primarily due to the strengthening of the Norwegian Kroner against the U.S. Dollar. The unrealized loss on this swap for the three months ended September 30, 2019 was $5.2 million.

Interest Expense. Interest expense decreased by $2.6 million, or 20.8%, to $9.8 million for the three months ended September 30, 2020, from $12.4 million for the three months ended September 30, 2019. This is primarily as a result of a reduction in 3-month US LIBOR interest rates.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.2 million for the three months ended September 30, 2020 related to a portion of the remaining unamortized deferred financing costs of the $290.0 million secured term loan facility that was fully re-financed prior to its maturity date. No loan refinancing occurred during the three months ended September 30, 2019.

Write off of Redemption Premium on 7.75% Senior Unsecured Bond. In connection with the redemption of the 2017 Bonds, pursuant to which we redeemed all of the outstanding principal amount in September 2020, we incurred $0.2 million in charges that were written off on such bonds on maturity which are presented within interest expense for the three months ended September 30, 2020.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended September 30, 2020, we had a tax charge of $120,000 compared to taxes of $131,042 for the three months ended September 30, 2019.

Share of result of equity accounted joint ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a gain of $3.1 million for the three months ended September 30, 2020, primarily as a result of volumes being exported through the Marine Export Terminal following the commencement of the throughput agreements during the second quarter of 2020.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results for the three months ended September 30, 2020.

Results of Operations for the Nine Months Ended September 30, 2019 Compared to the Nine Months Ended September 30, 2020

The following table compares our operating results for the nine months ended September 30, 2019 and 2020:

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenue	$225,313	$236,739	5.1%
Operating revenue – Luna Pool collaborative arrangements	—	8,334	—

Total operating revenue	$225,313	$245,073	8.8%
Expenses:
Brokerage commissions	3,759	3,780	0.6%
Voyage expenses	43,181	46,856	8.5%
Voyage expenses – Luna Pool collaborative arrangements	—	7,568	—
Vessel operating expenses	83,742	81,120	(3.1%)
Depreciation and amortization	56,870	57,541	1.2%
General and administrative costs	14,628	17,542	19.9%
Other Income	—	(329)	—

Total operating expenses	$202,180	$214,078	5.9%

Operating income	$23,133	$30,995	34.0%
Foreign currency exchange gain on senior secured bonds	3,219	4,953	53.9%
Unrealized loss on non-designated derivative instruments	(3,552)	(5,470)	54.0%
Interest expense	(36,768)	(32,488)	(11.6%)
Write off of deferred financing costs	—	(155)	—
Interest income	617	367	(40.5%)

Loss before taxes and share of result of equity accounted joint venture	$(13,351)	$(1,798)	(86.5%)
Income taxes	(305)	(456)	49.5%
Share of result of equity accounted joint ventures	(247)	(58)	(76.5%)

Net loss	$(13,903)	$(2,312)	(83.4%)
Net income attributable to non-controlling interest	—	(1,351)	—

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(13,903)	$(3,663)	(73.7%)

Operating Revenue. Operating revenue increased by $11.4 million or 5.1% to $236.7 million for the nine months ended September 30, 2020, from $225.3 million for the nine months ended September 30, 2019. This increase was principally due to:

•

an increase in operating revenue of approximately $1.3 million attributable to an increase in fleet utilization which rose to 85.4% for the nine months ended September 30, 2020 from 84.8% for the nine months ended September 30, 2019;

•

an increase in operating revenue of approximately $5.8 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $661,082 per vessel per calendar month ($21,733 per day) for the nine months ended September 30, 2020, compared to an average of approximately $640,685 per vessel per calendar month ($21,063 per day) for the nine months ended September 30, 2019.

•

an increase in operating revenue of approximately $0.7 million attributable to an increase in vessel available days of 37 days or 0.4% for the nine months ended September 30, 2020, primarily due to an increase in the number of ownership days for the leap year; and

•

an increase in operating revenue of approximately $3.7 million primarily attributable to an increase in pass through voyage costs for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

The following table presents selected operating data for the nine months ended September 30, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenue.

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	10,374	10,412
Available days	10,193	10,230
Operating days	8,647	8,737
Fleet utilization	84.8%	85.4%
Average daily time charter equivalent rate (*)	$21,063	$21,733

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenue, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenue, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue (excluding collaborative arrangements)	$225,313	$236,739
Voyage expenses (excluding collaborative arrangements)	43,181	46,856

Operating revenue less Voyage expenses	182,132	189,883

Operating days	8,647	8,737
Average daily time charter equivalent rate	$21,063	$21,733

Operating Revenue – Luna Pool collaborative arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenue – Luna Pool collaborative arrangements was $8.3 million for the nine months ended September 30, 2020, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Operating Revenue – Luna Pool collaborative arrangements for the nine months ended September 30, 2019.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, marginally increased by 0.6%, to $3.8 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily due to an increase in operating revenue on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by 8.5% to $46.9 million for the nine months ended September 30, 2020, from $43.2 million for the nine months ended September 30, 2019. Panama Canal transit costs have increased significantly in the nine months ended September 30, 2020 as a result of increased trade from the U.S. Gulf to the Far East through the Panama Canal. These transit cost increases are partly off-set by reductions in bunker costs as a result of bunker price decreases, although more bunkers have been consumed as the number of voyage charter days increased by approximately 3.0% during the nine months ended September 30, 2020, as compared to the nine months ended September 30, 2019

Voyage Expenses. – Luna Pool collaborative arrangements. Voyage expenses – Luna Pool collaborative arrangements was $7.6 million for the nine months ended September 30, 2020, which represents the other participant’s share of pool net revenue generated by our vessels in the pool. The net effect after deducting Operating revenue – Luna Pool collaborative arrangements was that the other participants vessels contributed $0.8 million to our vessels in the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Voyage Expenses – Luna Pool collaborative arrangements for the nine months ended September 30, 2019.

Vessel Operating Expenses. Vessel operating expenses decreased by 3.1% to $81.1 million for the nine months ended September 30, 2020, from $83.7 million for the nine months ended September 30, 2019. Average daily vessel operating expenses decreased by $281 per vessel per day, or 3.5%, to $7,791 per vessel per day for the nine months ended September 30, 2020, compared to $8,072 per vessel per day for the nine months ended September 30, 2019. This was primarily due to a general underspend in vessel operating expenses across the fleet during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 as well as unexpected costs incurred for repairs and maintenance in 2019 which have not reoccurred for the nine months ended September 30, 2020.

Depreciation and Amortization. Depreciation and amortization increased by 1.2% to $57.5 million for the nine months ended September 30, 2020, from $56.9 million for the nine months ended September 30, 2019. Depreciation and amortization included amortization of capitalized drydocking costs of $5.8 million and $5.7 million for the nine months ended September 30, 2020 and 2019, respectively.

General and Administrative Costs. General and administrative costs increased by $2.9 million or 19.9% to $17.5 million for the nine months ended September 30, 2020, from $14.6 million for the nine months ended September 30, 2019. The increase in general and administrative costs was primarily due to a loss of $1.0 million on the revaluation of an Indonesian Rupiah bank account for the nine months ended September 30, 2020 relative to the three months ended September 30, 2019; additional audit and internal control related costs of $1.0 million; additional insurance costs of $0.6 million for the now operational Marine Export Terminal; and the write off of previously capitalized legal costs of $0.5 million relating to the Marine Export Terminal.

Other Income. Other income was $0.3 million for the nine months ended September 30, 2020 and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the nine months ended September 30, 2019.

Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollars at the prevailing exchange rate as of September 30, 2020. The foreign currency exchange gain of $5.0 million for the nine months ended September 30, 2020 was as a result of the Norwegian Kroner weakening against the U.S. Dollar, being NOK 9.4 to USD 1.0 as of September 30, 2020 compared to NOK 8.8 to USD 1.0 as of December 31, 2019.

Unrealized Loss on Non-designated Derivative Instruments. The unrealized loss on non-designated derivative instruments of $5.5 million for the nine months ended September 30, 2020 relates to the fair value movement in our cross-currency interest rate swap and is primarily due to the weakening of the Norwegian Kroner against the U.S. Dollar. The unrealized loss on this swap for the nine months ended September 30, 2019 was $3.6 million.

Interest Expense. Interest expense decreased by $4.3 million, or 11.6%, to $32.5 million for the nine months ended September 30, 2020, from $36.8 million for the nine months ended September 30, 2019. This reduction in interest expense is primarily as a result of reductions in 3-month US LIBOR interest rates, offset by $2.4 million lower interest costs capitalized on the Marine Export Terminal for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.2 million for the nine months ended September 30, 2020 related to a portion of the remaining unamortized deferred financing costs of the $290.0 million secured term loan facility that was fully re-financed prior to its maturity date. No loan refinancing occurred in the nine months ended September 30, 2019.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the nine months ended September 30, 2020, we had a tax charge of $456,000 compared to taxes of $305,388 for the nine months ended September 30, 2019.

Share of result of equity accounted joint ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $0.1 million for the nine months ended September 30, 2020, primarily as a result of initial losses following the terminal becoming operational in December 2019 being offset by profits since June when the committed offtake agreements became effective. This compared to a loss of $0.2 million for the nine months ended September 30, 2019, which related to costs incurred prior to the Marine Export Terminal becoming operational.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $1.4 million is presented as the non-controlling interest in our financial results for the nine months ended September 30, 2020.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income attributable to the stockholders of the Company to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2019 and 2020:

	(in thousands) Three months ended		(in thousands) Nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Net income / (loss) attributable to the stockholders of Navigator Holdings Ltd.	$(2,913)	$1,937	$(13,903)	$(2,312)
Net interest expense	12,209	9,923	36,151	32,276
Income taxes	131	120	305	456
Depreciation and amortization	19,009	19,180	56,870	57,541
Depreciation from the Export Terminal Joint Venture	—	1,262	—	3,771

EBITDA(1)	$28,436	$32,422	$79,423	$91,732
Foreign currency exchange (gain) / loss on senior secured bonds	(4,171)	1,612	(3,219)	(4,953)
Unrealized loss / (gain) on non-designated derivative instruments	5,197	(2,137)	3,552	5,470

Adjusted EBITDA(1)	$29,462	$31,897	$79,756	$92,249

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income attributable to stockholders of the Company before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss) attributable to stockholders of the Company, our most directly comparable U.S. GAAP financial measure.

Our Fleet

The following table sets forth our vessels as of November 12, 2020:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion*	2000	22,085	Spot market	—	—
Navigator Neptune*	2000	22,085	Time charter	Ethane	November 2020
Navigator Pluto	2000	22,085	Time charter	LPG	January 2021
Navigator Saturn*	2000	22,085	Contract of affreightment	Ethylene	—
Navigator Venus*	2000	22,085	Time charter	Ethane	November 2020
Navigator Atlas*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Europa*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Oberon*	2014	21,000	Spot market	—	—
Navigator Triton*	2015	21,000	Contract of affreightment	Ethylene	—
Navigator Umbrio*	2015	21,000	Spot market	—	—
Navigator Aurora	2016	37,300	Time charter	LPG	December 2026
Navigator Eclipse	2016	37,300	Time charter	Ethylene	December 2020
Navigator Nova	2017	37,300	Time charter	Ethane	September 2023
Navigator Prominence	2017	37,300	Time charter	Ethane	December 2021
Semi-refrigerated
Navigator Magellan	1998	20,700	Spot market	LPG	—
Navigator Aries	2008	20,750	Time charter	LPG	November 2020
Navigator Capricorn	2008	20,750	Spot market	Butadiene	—
Navigator Gemini	2009	20,750	Spot market	—	—
Navigator Pegasus	2009	22,200	Spot market	Propylene	—
Navigator Phoenix	2009	22,200	Spot market	Butadiene	—
Navigator Scorpio	2009	20,750	Spot market	LPG	—
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Navigator Centauri	2015	21,000	Spot market	Butadiene	—
Navigator Ceres	2015	21,000	Time charter	Propylene	December 2020
Navigator Ceto	2016	21,000	Spot market	Butadiene	—
Navigator Copernico	2016	21,000	Spot market	Butadiene	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	June 2021
Navigator Grace	2010	22,500	Time charter	LPG	March 2021
Navigator Galaxy	2011	22,500	Spot market	LPG	—
Navigator Genesis	2011	22,500	Time charter	LPG	July 2021
Navigator Global	2011	22,500	Time charter	LPG	November 2020
Navigator Gusto	2011	22,500	Time charter	LPG	December 2020
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our owned vessels that operate within the Luna Pool

Conference Call Details:

Tomorrow, Friday, November 13, 2020, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the preliminary financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Friday November 20, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department—investorrelations@navigatorgas.com

New York:      650 Madison Ave, New York, NY 10022. Tel: +1 212 355 5893

London:          10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet. The Company also owns a 50% share, through a joint venture in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2019	September 30, 2020
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$64,820	$60,996
Restricted Cash	1,310	6,060
Accounts receivable, net of allowance for credit losses of $188 (December 31, 2019: nil)	23,462	22,404
Accrued income	6,280	3,727
Prepaid expenses and other current assets	17,670	24,120
Bunkers and lubricant oils	9,645	9,665
Insurance Receivable	2,939	3,000

Total current assets	126,126	129,972
Non-current assets
Vessels, net	1,609,527	1,561,367
Property, plant and equipment, net	1,159	840
Investment in equity accounted joint ventures	130,660	145,956
Right-of-use asset for operating leases	6,781	5,977
Prepaid expenses and other non-current assets	—	2,543

Total non-current assets	1,748,127	1,716,683

Total assets	$1,874,253	$1,846,655

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$62,535
Current portion of operating lease liabilities	1,178	1,210
Accounts payable	10,472	14,703
Accrued expenses and other liabilities	14,124	18,161
Accrued interest	4,424	1,508
Deferred income	14,154	16,320
Amounts due to related parties	451	613

Total current liabilities	109,506	115,050

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	578,676	553,321
Senior secured bond, net of deferred financing costs	67,503	62,633
Senior unsecured bond, net of deferred financing costs	98,513	98,060
Derivative liabilities	5,769	11,239
Operating lease liabilities, net of current portion	6,329	5,267
Amounts due to related parties	68,055	62,850

Total non-current liabilities	824,845	793,370

Total Liabilities	934,351	908,420
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,903,672 shares issued and outstanding, (December 31, 2019: 55,826,644)	558	559
Additional paid-in capital	592,010	592,868
Accumulated other comprehensive loss	(331)	(394)
Retained earnings	347,566	343,752

Total Navigator Holdings Ltd. stockholders’ equity	939,803	936,785
Non-controlling interest	99	1,450

Total equity	939,902	938,235

Total liabilities and stockholders’ equity	$1,874,253	$1,846,655

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2020	2019	2020
	(in thousands except share and per share data)
Revenues
Operating revenue	$75,624	$75,613	$225,313	$236,739
Operating revenue- Luna Pool collaborative arrangements	—	5,738	—	8,334

Total operating revenues	75,624	$81,351	225,313	$245,073

Expenses
Brokerage commissions	1,217	1,220	3,759	3,780
Voyage expenses	13,387	14,584	43,181	46,856
Voyage expenses – Luna Pool collaborative arrangements	—	4,525	—	7,568
Vessel operating expenses	26,820	27,221	83,742	81,120
Depreciation and amortization	19,009	19,180	56,870	57,541
General and administrative costs	4,631	6,525	14,628	17,542
Other Income	—	(212)	—	(329)

Total operating expenses	65,064	$73,043	202,180	$214,078

Operating income	10,560	8,308	23,133	30,995
Other income / (expense)
Foreign currency exchange gain / (loss) on senior secured bonds	4,171	(1,612)	3,219	4,953
Unrealized (loss) / gain on non-designated derivative instruments	(5,197)	2,137	(3,552)	(5,470)
Interest expense	(12,406)	(9,820)	(36,768)	(32,488)
Write off of deferred financing costs	—	(155)	—	(155)
Interest income	197	52	617	367

Loss before income taxes and share of result of equity accounted joint venture	(2,675)	(1,090)	(13,351)	(1,798)
Income taxes	(131)	(120)	(305)	(456)
Share of result of equity accounted joint ventures	(107)	3,147	(247)	(58)

Net (loss) / income	(2,913)	1,937	(13,903)	(2,312)
Net income attributable to non-controlling interest	—	(446)	—	(1,351)

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(2,913)	$1,491	$(13,903)	$(3,663)

(Loss) / earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.05)	$0.03	$(0.25)	$(0.07)
Weighted average number of shares outstanding:
Basic:	55,829,239	55,903,672	55,781,276	55,881,948
Diluted:	55,829,239	56,243,608	55,781,276	55,881,948

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2019	Nine Months ended September 30, 2020
	(in thousands)
Cash flows from operating activities
Net loss	$(13,903)	$(2,312)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gain)/loss on non-designated derivative instruments	3,552	5,470
Depreciation and amortization	56,870	57,541
Payment of drydocking costs	(9,060)	(7,307)
Amortization of share-based compensation	1,116	859
Amortization of deferred financing costs	2,936	3,836
Call option premium on redemption of 7.75% senior unsecured bonds	—	236
Share of result of equity accounted joint ventures	247	58
Unrealized foreign exchange loss/(gain) on senior secured bonds	(3,219)	(4,953)
Other unrealized foreign exchange gain	(198)	(306)
Changes in operating assets and liabilities
Accounts receivable	(6,599)	907
Bunkers and lubricant oils	343	(20)
Accrued income and prepaid expenses and other assets	(1,546)	(7,285)
Accounts payable, accrued interest, accrued expenses and other liabilities	3,851	6,488
Amounts due to related parties	—	162

Net cash provided by operating activities	34,390	53,374

Cash flows from investing activities
Payments to acquire ballast water systems	(2,565)	(1,756)
Investment in equity accounted joint ventures	(75,440)	(15,000)
Purchase of other property, plant and equipment	(255)	(36)
Insurance recoveries	1,130	740

Net cash used in investing activities	(77,130)	(16,052)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	162,000	15,000
Proceeds from revolving loan facility	—	185,000
Issuance of senior secured bonds	—	100,000
Issuance cost of 8.0% senior unsecured bond	—	(1,963)
Issuance costs of secured bond	(136)	(141)
Issuance costs of unsecured bond amendment	(1,325)	—
Issuance costs of secured term loan facilities	(1,448)	—
Issuance costs of revolving loan facilities	—	(1,924)
Issuance costs of refinancing of vessel to related parties	—	(18)
Repayment of 7.75% senior unsecured bonds	—	(100,236)
Repayment of financing of vessel to related parties	—	(5,208)
Issuance costs of Terminal Facility	(2,765)	(72)
Repayment of secured term loan facilities and revolving credit facilities	(128,150)	(226,834)

Net cash provided/(used in) by financing activities	28,176	(36,396)

Net decrease in cash, cash equivalents and restricted cash	(14,564)	926
Cash, cash equivalents and restricted cash at beginning of period	71,515	66,130

Cash, cash equivalents and restricted cash at end of period	$56,951	$67,056

Supplemental Information
Total interest paid during the period; net of amounts capitalized	$35,478	$31,417

Total tax paid during the period	$225	$212

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•

the completion of the Company’s quarter-end close procedures and further financial review with respect to the Company’s financial statements for the quarter ended September 30, 2020, and other developments that may arise between now and the disclosure of the Company’s final results for such quarter;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the completion of construction and financing of the Marine Export Terminal and the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.